October 8, 2020

Via EDGAR Submission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 28, 2020

File No. 001-35331

Ladies and Gentlemen:

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comments in your letter dated September 25, 2020 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”). The comments of the Staff of the Division of Corporation Finance are repeated and underlined for convenience of reference.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the 2019 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations Segments, page 49

1.

We note that you present changes in same facility operating data for the United Kingdom segment excluding the elderly care division. Please tell us and revise your future filings to disclose the rationale for excluding your elderly care division and quantify and disclose the impact of excluding it from your same facility results. Otherwise, to the extent your elderly care division did not have a meaningful impact on your same facility operating data; please disclose that fact in your filing.

Response:

The elderly care division in the United Kingdom (“U.K.”) does not have a meaningful impact on our same facility operating data and trends and accounts for approximately 10% of U.K. revenue and approximately 1% of U.K. EBITDA. While the elderly care division is complementary to our continuum of behavioral healthcare services, it has never been part of our overall growth strategy nor had a meaningful impact on our operations or results. Therefore, we have consistently excluded the elderly care division from our U.K. same facility results since we acquired it as part of a larger acquisition in 2016.

In future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, we will disclose within Management’s Discussion and Analysis of Financial

Condition and Results of Operations our rationale for exclusion of the elderly care division from our U.K. same facility results and that the elderly care division does not have a meaningful impact on our same facility operating data and trends.

2.

We note that while the United Kingdom same facility results saw revenue growth, total revenue and EBITDA margin for this segment decreased during the fiscal year. Please tell us and revise future filings to explain the additional factors that contributed to these decreases to provide a complete picture of the trends in your segments results. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Response:

U.K. same facility results are presented on a constant currency basis as disclosed in footnote (c) on page 49 of the 2019 Form 10-K in order to report operating trends without the impact of changes in foreign currency exchange rates. Conversely, segment revenue and segment EBITDA in our Segment Information footnote on page F-34 of the 2019 Form 10-K are presented in the reporting currency (U.S. dollar, “USD”) and not on a constant currency basis. Accordingly, U.K. total revenue and EBITDA as presented in the Segment Information footnote are impacted by changes in the British pound (“GBP”) to USD exchange rate. For the years ended December 31, 2019 and 2018, changes in the GBP to USD exchange rate impacted revenue by $(48.0) million and $36.2 million, respectively, as disclosed on pages 50 and 51 of the 2019 Form 10-K.

As disclosed in footnote (e) on page 49 of the 2019 Form 10-K, for the years ended December 31, 2019 and 2018, U.K. EBITDA margin was negatively affected by lower census and higher operating expenses, including labor costs in particular. For the year ended December 31, 2018, contract labor costs in our U.K. Facilities were higher primarily as a result of the nursing and clinical labor shortage and our dependence on higher cost agency labor, which is disclosed on page 50 (within salaries, wages and benefits) of the 2019 Form 10-K.

We will ensure that future filings include disclosure of factors that impact segment results.

Critical Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 60

1.

We note that you recorded a $325.9 million goodwill impairment for the United Kingdom facilities during the year ended December 31, 2018. For each reporting unit that is at risk of failing step one of the goodwill impairment, please revise your MD&A in future filings to provide the percentage by which your fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting units, please disclose such determination. Refer to Section V of SEC Release 33-8350.

Response:

As of our most recent impairment test on October 1, 2019, the fair value of our U.S. Facilities reporting unit substantially exceeded its carrying value, and the fair value of our U.K. Facilities reporting unit exceeded its carrying value by approximately 7%.

We expanded our disclosures regarding the impact of COVID-19 on the fair value of our reporting units on page 40 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (Critical Accounting Policies, page 40).

In future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, we will include the percentage by which our fair value exceeds the carrying value of our U.K. Facilities reporting unit and will continue to evaluate and describe any potential events or changes in circumstances that could reasonably be expected to negatively affect our key assumptions. We will also disclose when a reporting unit’s fair value substantially exceeds its carrying value.

In the event that you have any additional questions, please feel free to contact the undersigned at (615) 861-6000.

Sincerely,

Acadia Healthcare Company, Inc.

By:	/s/ David M. Duckworth
David M. Duckworth
Chief Financial Officer